SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ---------------------

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 1)

                              MI Developments Inc.
                                (Name of Issuer)

                              Class B Voting Shares
                         (Title of Class of Securities)

                                   55304X 20 3
                                 (CUSIP Number)

                                    Dan Fuoco
                            Magna International Inc.
                                 337 Magna Drive
                             Aurora, Ontario L4G 7K1
                                 (905) 726-7123
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                              Kenneth G. Alberstadt
                    Law Office of Kenneth G. Alberstadt PLLC
                            111 Broadway, 18th Floor
                               New York, NY 10006
                                 (212) 404-7566
                               September 21, 2003
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)
------------------
* The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         ------------------
CUSIP No. 55304X 10 4             SCHEDULE 13D                Page 2 of 10 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     STRONACH TRUST
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ONTARIO, CANADA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    409,284
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           409,284
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     409,284
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     74.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 55304X 10 4             SCHEDULE 13D                Page 3 of 10 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     445327 ONTARIO LIMITED
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ONTARIO, CANADA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    409,284
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           409,284
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     409,284
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     74.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 55304X 10 4             SCHEDULE 13D                Page 4 of 10 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     BERGENIE ANSTALT
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ONTARIO, CANADA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    465,006
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        20,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           465,006
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    20,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     485,006
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     88.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 55304X 10 4             SCHEDULE 13D                Page 5 of 10 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     FRANK STRONACH
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     AUSTRIA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    465,006
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        20,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           465,006
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    20,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     485,006
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     88.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 55304X 10 4             SCHEDULE 13D                Page 6 of 10 Pages
---------------------                                         ------------------

Introduction

      This Amendment No. 1 to Schedule 13D amends the Statement on Schedule 13D (the "Statement") filed by Frank Stronach, the Stronach Trust and 445327 Ontario Limited ("445327") on September 8, 2003 with respect to the Class B Voting Shares (the "Class B Shares") of MI Developments Inc., an Ontario, Canada corporation ("MID"). This Amendment No. 1 is filed to (i) report the acquisition on September 21, 2003 by Fair Enterprise Limited ("Fair Enterprise") of 20,000 Class B Shares, (ii) reflect the adoption by the Stronach Trust, as sole shareholder of 445327, of certain arrangements relating to the exercise of voting power with respect to MID capital stock held by 445327 and (iii) add Bergenie Anstalt ("Bergenie") as a reporting person.

Item 2. Identity And Background

(a)     Bergenie is added as a reporting person with respect to the Statement.

(b) The principal business address of Bergenie is Praesidial Anstalt, Postfach 583, Aeulestrasse 38, FL-9490 Vaduz, Liechtenstein.

(c) Bergenie is an estate planning vehicles for the Stronach family. Bergenie owns all the outstanding shares of Fair Enterprise Limited ("Fair Enterprise"), which acquires, holds and votes securities of Magna Entertainment Corp. and MID.

        Set forth on Schedule A to this statement is the name, business address, present principal occupation or employment, the principal business of any corporation or other organization in which such employment is conducted and the citizenship for each director and executive officer of Bergenie pursuant to Items 2(a), (b) and (c) of Schedule 13D, which schedule is incorporated herein by reference.

(d)-(e) During the last five years, neither Bergenie nor, to its knowledge, any person named on Schedule A has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
        (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)     Bergenie is an anstalt organized under the laws of Liechtenstein.

        Except as set forth above, Item 2 of the Statement is unchanged.

Item 3. Source and Amount of Funds or Other Consideration

        The approximately Cdn $1,069,000 purchase price for the Class B Shares purchased by Fair Enterprise was paid from internal funds.

---------------------                                         ------------------
CUSIP No. 55304X 10 4             SCHEDULE 13D                Page 7 of 10 Pages
---------------------                                         ------------------

Item 4. Purpose of Transaction.

      The Class B shares acquired by Fair Enterprise were acquired for investment purposes.

      On March 4, 2005, the Stronach Trust, as sole shareholder of 445327, adopted two representative designations with respect to 445437 under Section 102(2) of the Business Corporations Act (Ontario). The first designation (the "First Designation") appointed Frank Stronach as 445327's authorized representative to exclusively represent 445327 at all meetings of the shareholders of MID and to vote all shares of capital stock of MID owned by 445327 solely in the manner directed by the Stronach Trust. Prior to this designation, Mr. Stronach exercised such voting power, in accordance with the directions of the Stronach Trust, as sole director and officer of 445327, positions which he resigned simultaneously with his appointment as representative. The First Designation terminates automatically upon the death or disability of Mr. Stronach and upon the occurrence of certain other events ("Transition Events").

      The second designation (the "Second Designation" and, together with the First Designation, the "Designations") appointed Belinda Stronach, effective upon the occurrence of a Transition Event, as 445327's authorized representative with respect to shares of MID capital stock held by 445327 on similar terms, except that if the Second Designation becomes effective, Ms. Stronach will not be bound to vote shares of capital stock of MID owned by 445327 in the manner directed by the Stronach Trust. Belinda Stronach is Frank Stronach's daughter.

      Following the adoption of the designations, Belinda Stronach became a shareholder of 445327 and 445327, the Stronach Trust and Ms. Stronach entered into a unanimous shareholder agreement with respect to 445327 (the "USA"). The combined effect of the Designations and the USA is to provide for (i) the voting of MID capital stock held by 445327 in the manner directed by the Stronach Trust prior to the occurrence of a Transition Event, (ii) the voting of MID capital stock held by 445327 in Belinda Stronach's discretion following the occurrence of a Transition Event, (iii) the revocation of either or both Designations and the termination of the USA at the Stronach Trust's discretion prior to the occurrence of a Transition Event and (iv) the revocation of the Second Designation and the termination of the USA only with Belinda Stronach's agreement following the occurrence of a Transition Event. The USA appoints Belinda Stronach as the sole officer and director of 445327.

      The foregoing arrangements are not expected to result in any change in the manner in which MID capital stock held by 445327 is voted prior to the occurrence of a Transition Event. The purpose of the foregoing arrangements is to provide for succession of control over the MID capital stock held by 445327 upon the occurrence of a Transition Event, and prior to the occurrence of a Transition Event such arrangements are revocable by the Stronach Trust.

Item 5. Interest In Securities Of The Issuer.

(a) Frank Stronach and Bergenie may be deemed to constitute a group with respect to the acquisition, holding, voting and disposition of the 20,000 Class B Shares beneficially owned by Fair Enterprise. As a consequence, Mr. Stronach may be deemed to be the beneficial owner of the Class B Shares beneficially owned by Fair Enterprise and Bergenie may be deemed to be the beneficial owner of all Class B Shares that are or may be deemed to be beneficially owned by

---------------------                                         ------------------
CUSIP No. 55304X 10 4             SCHEDULE 13D                Page 8 of 10 Pages
---------------------                                         ------------------

Mr. Stronach. Each of Mr. Stronach and Bergenie disclaims beneficial ownership of all Class B Shares the beneficial ownership of which is attributed to him or it on the basis of the existence of such a group.

      Assuming the beneficial ownership of all Class B Shares as to which beneficial ownership is disclaimed herein, (i) each of Frank Stronach and Bergenie is the beneficial owner of 485,006 Class B Shares, representing 88.5% of the Class B Shares (determined in accordance with Rule 13d-3), and (ii) each of the Stronach Trust and 445327 is the beneficial owner of 409,284 Class B Shares, representing 74.7% of the Class B Shares (determined in accordance with Rule 13d-3).

(b) Frank Stronach and Bergenie may be deemed to share voting and dispositive power with respect to the Class B Shares beneficially owned by Fair Enterprise. Frank Stronach, Bergenie, the Stronach Trust and 445327 may be deemed to have sole voting and dispositive power with respect to all other Class B Shares that are or may be deemed to be beneficially owned by such reporting persons.

(c) During the sixty days preceding the filing of this statement, none of the reporting persons acquired any securities of the Company.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The Class B Shares beneficially owned by Bergenie have in the past been acquired and/or voted at the direction of Frank Stronach. Frank Stronach and Bergenie are not parties to any written agreement relating to the direction of such matters by Mr. Stronach.

      The description herein of the Designations and the USA and the matters contemplated thereby is qualified in its entirety by reference to the Designations and the USA.

Item 7. Material to be Filed as Exhibits

Exhibit A Copy of an agreement among the reporting persons to file this statement on Schedule 13D/A on behalf of each of them.

Exhibit B   Resolutions of the Sole Shareholder of 445327 (First Designation)

Exhibit C   Resolutions of the Sole Shareholder of 445327 (Second Designation)

Exhibit D   Shareholder Agreement dated as of March 4, 2005 among 445327, the
            Stronach Trust and Belinda Stronach.

---------------------                                         ------------------
CUSIP No. 55304X 10 4             SCHEDULE 13D                Page 9 of 10 Pages
---------------------                                         ------------------

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2005

                                      /s/ Frank Stronach
                                      --------------------------------------
                                      Frank Stronach

                                      STRONACH TRUST


                                      By: /s/ Frank Stronach
                                         -----------------------------------
                                         Name:  Frank Stronach
                                         Title: Trustee

                                      445327 ONTARIO LIMITED


                                      By: /s/ Belinda Stronach
                                          ----------------------------------
                                          Name:  Belinda Stronach
                                          Title: President

---------------------                                        -------------------
CUSIP No. 55304X 10 4             SCHEDULE 13D               Page 10 of 10 Pages
---------------------                                        -------------------

                                      BERGENIE ANSTALT


                                      By: Prasidial Management Anstalt
                                          Director of Bergenie Anstalt


                                      By: /s/ Johannes Dur
                                         -----------------------------------
                                         Name:  Johannes Dur
                                         Title: Deputy Director


                                      By: /s/ Sascha Valenta
                                         -----------------------------------
                                         Name:  Sascha Valenta
                                         Title: Deputy Director

                             JOINT FILING AGREEMENT

            The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting each of the undersigned's ownership of shares of MI Developments Inc.'s Class B Voting Shares and hereby affirm that such Statement on Schedule 13D/A is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 10, 2005

                                     /s/ Frank Stronach
                                     -------------------------------------------
                                     Frank Stronach


                                     STRONACH TRUST


                                     By: /s/ Frank Stronach
                                        ----------------------------------------
                                        Name:  Frank Stronach
                                        Title: Trustee


                                     445327 ONTARIO LIMITED


                                     By: /s/ Belinda Stronach
                                        ----------------------------------------
                                        Name:  Belinda Stronach
                                        Title: President

                                     BERGENIE ANSTALT


                                     By: Prasidial Management Anstalt
                                         ---------------------------------------
                                         Director of Bergenie Anstalt


                                     By: /s/ Johannes Dur
                                         ---------------------------------------
                                         Name:  Johannes Dur
                                         Title: Deputy Director


                                     By: /s/ Sascha Valenta
                                         ---------------------------------------
                                         Name:  Sascha Valenta
                                         Title: Deputy Director

                                   SCHEDULE A

                                BERGENIE ANSTALT

Name and Business
Address                           Present Principal Occupation                Citizenship
-------                           ----------------------------                -----------
Praesidial Management Anstalt     Professional Manager                        Liechtenstein
Postfach 583
Aeulestrasse 38
FL-9490 Vaduz
Liechtenstein

Dr. Christof Ebersberg            Director, Praesidial Management Anstalt     Austria
Schlattstrasse 441
Ruggell
Liechtenstein

Juerg Keller                      Director, Praesidial Management Anstalt     Switzerland
Alvierweg 19
9490 Vaduz
Liechtenstein